SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERCONTINENTAL HOTELS GROUP PLC
(Exact name of registrant as specified in its charter)

United Kingdom (State of incorporation or organization)		Not applicable (I.R.S. Employer Identification Number)
20 North Audley Street London W1K 6WN England (Address and zip code of principal executive offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file numbers to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Ordinary shares*, nominal value £1 per ordinary share, represented by American Depositary Shares (as evidenced by American Depositary Receipts), each representing the right to receive one Ordinary Share.	New York Stock Exchange, Inc.

*	Application to be made for listing, not for trading, purposes in connection with the American Depositary Shares.

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

   None

Back to Contents

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant’s Securities to be Registered.

      Ordinary Shares

      The following summarizes certain material rights of holders of ordinary shares (“Ordinary Shares”) under the InterContinental Hotels Group’s ( “Company”) memorandum of association, articles of association (“Articles”) and English law, including the Companies Act 1985 of England and Wales, as amended (the “Companies Act”).

      Ordinary Shares may be held in certificated or uncertificated form in CREST, the system for paperless settlement of trades in securities and the holding of uncertificated securities operated by CREST Co. No holder of Ordinary Shares will be required to make additional contributions of capital in respect of such shares in the future.

      The principal market for trading in the Ordinary Shares is expected to be the London Stock Exchange. In this regard, application has been made for the Ordinary Shares to be admitted to the Official List of the UK Listing Authority.

      In the following description, a “Shareholder” is the person registered in the Company’s register of members as the holder of the relevant Ordinary Share.

      Principal Objects

      The principal objects set out in the fourth clause of the Company’s memorandum of association include: to acquire certain predecessor companies and carry on business as an investment holding company; to carry on the business of dealing in commodities, acquiring and operating hotels and restaurants, and manufacturing and distributing soft drinks; as well as to carry on any other business which the Company may judge capable of enhancing the value of its property or rights. The memorandum grants to the Company a range of corporate capabilities to effect these objects.

      Rights Attaching to Shares

      Under English law, dividends are payable on the Company’s Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the Shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

      The Company’s board of directors may pay Shareholders such fixed dividends on any class of shares carrying a fixed dividend to be payable on fixed dates or interim dividends as appear to them to be justified by the Company’s financial position. If recommended by the directors and directed by an ordinary resolution of the Shareholders, the board of directors must also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

      Any dividend unclaimed after six years from the date the dividend was declared will be forfeited and will revert to the Company.

Back to Contents

      The Company will issue one redeemable preference share (“Redeemable Preference Share”) of £50,000 in order to meet the minimum share capital requirements of the Companies Act pending the issue of the Ordinary Shares on separation by Six Continents PLC of its retail business from its hotels and drinks business. The Company intends to redeem the Redeemable Preference share shortly after the separation and admission to listing. The Redeemable Preference Share does not carry any right to receive dividends or to participate in the profits of the Company and the holder of the Redeemable Preference Share is not entitled to receive notice or attend and vote at any general meeting of the Company unless a resolution is proposed to wind up the Company or to vary, modify, alter or abrogate the rights of such share.

      Voting Rights

      Voting at any general meeting of shareholders is by show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every Shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every Shareholder who is entitled to vote who is present in person or by proxy has one vote for every £1 in nominal amount of the shares of which he or she is the holder.

      A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

      The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

      Variation of Rights

      If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

      Alteration of Share Capital

      The Company may by ordinary resolution:

•	increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

•	cancel any shares which, at the date of the passing of the resolution, have not been subscribed, or agreed to be subscribed, for by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

•	sub-divide its shares, or any of them, into shares of smaller nominal value than is fixed by the memorandum of association and the resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as the Company has power to attach to shares upon allotment.

Back to Contents

      Subject to the provisions of the Companies Act, the CREST Regulations and other statutory provisions for the time being in force concerning companies and affecting the Company (the “Statutes”) and of the Articles, the Company may purchase any of its own shares (including any redeemable shares).

      The Company may by special resolution reduce its share capital and any capital redemption reserve and any share premium account in any manner authorized by the Statutes.

      Issue of Shares

      The directors are generally and unconditionally authorized to exercise (in accordance with the Articles) for each allotment period all the Company’s powers to allot (with or without conferring a right of renunciation), and to make offers or agreements to allot, relevant securities up to an amount in accordance with Section 80 of the Companies Act, which is generally an amount equivalent to one-third of the existing issued share capital.

      Under English law, existing holders of Ordinary Shares have pre-emptive rights when new shares are issued for cash. However, English companies generally obtain annual authority at each annual general meeting to allot new shares of an amount equivalent to up to 5% of the existing issued share capital of the company, subject to a rolling three-year limit of 7.5%, on a non-pre-emptive basis.

      Rights on a Winding-up

      Except as the Shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares;

      is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Shareholders, divide among the Shareholders the whole or any part of the Company’s assets in kind.

      Limitations on Voting and Shareholding

      There are no limitations imposed by English law or the Company’s memorandum of association or Articles on the right of non-residents or foreign persons to hold or vote Ordinary Shares, other than the limitations that would generally apply to all of the Shareholders.

      Transfer of Shares

      Shares in the Company may either be in certificated or uncertificated form. Certificated shares may be transferred in writing in any usual or common form or in any other form acceptable to the directors and may be under hand only. Transfers of uncertificated shares may be effected by means of a relevant system. The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine and either generally or in respect of any class of shares except that, in respect of any shares which are participating securities, the register of members shall not be closed without the consent of CRESTCo. The register of members shall not be closed for more than 30 days in any year.

Back to Contents

      The directors may decline to recognize any instrument of transfer relating to shares in certificated form unless the instrument of transfer is in respect of only one class of shares and is lodged at the transfer office, the place where the register of members is situated for the time being, accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer, provided that, where any such shares are admitted to the Official List of the UK Listing Authority, such discretion may not be exercised in such a manner as to prevent dealings in the shares of that class from taking place on an open and proper basis. In the case of a transfer of shares in certificated form by a recognized clearing house or a nominee of a recognized clearing house or of a recognized investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

      The directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

      Overriding Provisions

      The following provisions shall apply if and for so long as the Company holds any class of security issued by Six Continents Hotels Inc.

The directors may at any time serve a notice upon any Shareholder requiring him to furnish information and supporting evidence, for the purpose of determining

(i)	whether such Shareholder is a party to an agreement or arrangement where any of the shares held by him are to be voted in accordance with some other person’s instructions; or

(ii)	whether such Shareholder and/or any other person who has an interest in any shares held by such Shareholder is a disqualified person. The directors may serve on such Shareholder a further notice if such information is not furnished within a reasonable period or is unsatisfactory. Such Shareholder will not be entitled to receive notice of, or to attend or vote at, any general meeting of the Company or meeting of the holders of any class of shares except those shares held by a Shareholder which have been established not to be shares in which a disqualified person has an interest.

      If any person is determined to be a disqualified person, the directors can serve a written notice on those having an interest in the relevant shares, calling for a required disposal to be made within 21 days or other period as the directors consider reasonable. If a disposal notice is not complied with to the satisfaction of the directors, the directors can sell the shares comprised in such disposal notice is accordance with the Articles.

      If any person is determined by the directors to be a disqualified person the directors can serve written notice on that person of such fact specifying that the said person is not entitled to receive notice of, or to attend or vote at, any general meeting of the Company or meeting of the holders of any class of shares.

      No person may be appointed or continue as director of the Company if his directorship may result in the loss, or the failure to secure the reinstatement, of any licence or franchise from any US governmental agency held by Six Continents Hotels Inc.

Back to Contents

      Directors

      Under the Company’s Articles, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, the Company. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of the Company, (b) indemnifying a third party in respect of obligations of the Company for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of or by the company in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of directors of the Company in respect of actions undertaken as directors (or officers) of the Company.

      In the absence of a quorum of independent directors, the directors are not competent to vote compensation to themselves or any members of their body.

      The directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by the Company and its subsidiaries shall not exceed an amount equal to three times the share capital and consolidated reserves of the Company, unless sanctioned by an ordinary resolution of the Company.

      Any director attaining 70 years of age shall retire at the next annual general meeting. Such a director may be reappointed but shall retire (and be eligible for reappointment) at each subsequent annual general meeting.

      Directors are not required to hold any shares in the Company by way of qualification.

      American Depositary Shares

      The Ordinary Shares may be issued in the form of American Depositary Shares (“ADSs”). The Bank of New York as depositary (“Depositary”) will issue the ADSs, which are evidenced by American Depositary Receipts (“ADRs”). Each ADS represents an ownership interest in one Ordinary Share deposited with the custodian, as agent of the Depositary, under the deposit agreement among the Company, the Depositary and owners and beneficial owners of ADSs (“Deposit Agreement”). Each ADS also represents any other securities, cash or other property deposited with The Bank of New York but not distributed to the ADR holders.

      The Depositary’s corporate trust office at which the ADRs will be administered is currently located at 101 Barclay Street, New York, New York 10286. The custodian will be The Bank of New York and its duties will be administered from its principal London office, currently located at One Canada Square, London, England E14 5AL. The principal executive office of The Bank of New York is located at One Wall Street, New York, New York 10286.

      The identification numbers for the ADSs are:

      CUSIP:      458573 10 2

      ISIN:         US 4585731023

Back to Contents

      The principal market for trading in the ADSs is expected to be the New York Stock Exchange. In this regard, application has been made to list the ADSs on the New York Stock Exchange.

      Investors may hold ADSs either directly or indirectly through a broker or other financial institution. If an investor holds ADSs directly, by having an ADS registered in its name on the books of the Depositary, that investor is an ADR holder. If an investor holds the ADSs through a broker or financial institution nominee, such investor must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Each investor should consult with a broker or financial institution to find out what those procedures are.

      As an ADR holder, the Company will not treat each investor as one of its shareholders and each investor will not have shareholder rights. English law governs shareholder rights. The Depositary will be the holder of the shares underlying such investor’s ADSs. As a holder of ADRs, each investor will have ADR holder rights, which are set out in the Deposit Agreement. The Deposit Agreement also sets out the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADRs.

      The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to each investor. For more complete information, each investor should read the entire Deposit Agreement and the form of ADR, which contain the terms of the ADSs. Copies of the Deposit Agreement are available for inspection at the corporate trust offices of the Depositary.

      Share Dividends and Other Distributions

      The Company may make various types of distributions with respect to its securities. The Depositary has agreed to pay to each investor the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Each investor will receive these distributions in proportion to the number of underlying shares that the ADSs represent.

      Except as stated below, to the extent the Depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The Depositary will convert any cash dividends or other cash distribution to US dollars to the extent this is permissible and can be done on a reasonable basis. The Depositary will distribute such dollar amount as promptly as practicable, subject to any deductions for taxes required to be withheld, any expenses of converting foreign currencies and transferring funds to the United States and other expenses and adjustments. If the Depositary cannot reasonably make such conversion or obtain any governmental approval or license necessary for the conversion, the Depositary may hold any unconvertible foreign currently for each investor’s account without liability for any interest or, upon request, may distribute the foreign currency to such investor to whom it is possible to do so. If exchange rates fluctuate during a time when the Depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the Depositary may deliver additional ADSs representing such shares as a dividend or free distribution, if the Company promptly provides satisfactory evidence that it is legal to do so. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled to them.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if the Company instructs the Depositary to do so and provides satisfactory evidence that the Depositary may lawfully distribute such rights, the Depositary may arrange for ADR holders to instruct the Depositary as to the exercise of such rights. However, if the Company does not furnish such evidence and/or give these instructions, the Depositary may:

Back to Contents

•	if practicable, sell rights in proportion to the number of ADSs held by registered holders to whom the Depositary has determined it may not lawfully or feasibly make such rights available and distribute the net proceeds as cash; or

•	allow rights in proportion to the number of ADSs held by registered holders to whom the Depositary has determined it may not lawfully or feasibly make such rights available to lapse, in which case such registered holders will receive nothing.

      If the Depositary makes rights available to an investor, upon instruction from such investor, it will exercise the rights and purchase the shares on that investor’s behalf. The Depositary will then deposit the shares and issue ADRs to that investor. It will only exercise rights if the investor pays it the exercise price and any other charges the rights require the investor to pay.

      US securities laws may restrict the exercise or sale of rights or the sale, deposit, cancellation and transfer of the shares and ADSs issued after exercise of rights. For example, an investor may not be able to trade the ADSs freely in the United States.

      The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

      The Company has no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other distributions. In the case of a distribution of securities or property other than those described above, the Depositary may distribute such securities or property in any manner it deems equitable and practicable. To the extent the Depositary deems distribution of such securities or property not to be feasible, the Depositary may, after consultation with the Company, adopt any method that it reasonably deems to be equitable and practicable, including but not limited to the sale of such securities or property and distribution of any net proceeds in the same way that cash is distributed.

      Any US dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent).

      The Depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

      There can be no assurances that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Back to Contents

      Deposit, Withdrawal and Cancellation

      The Depositary will issue ADSs if an investor or such investor’s broker deposits shares or evidence of rights to receive shares with the custodian.

      Ordinary Shares deposited with the custodian must also be accompanied by certain documents, including instruments showing that such Ordinary Shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

      The custodian will hold all deposited Ordinary Shares for the account of the Depositary. ADR holders thus have no direct ownership interest in the Ordinary Shares and only have such rights as are contained in the Deposit Agreement. The deposited shares and any other securities, property or cash received by the Depositary or the custodian and held under the Deposit Agreement are referred to as deposited securities.

      Upon each deposit of Ordinary Shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the Depositary and any taxes or other fees or charges owing, the Depositary will execute and deliver ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled.

      When an ADR holder turns in an ADR at the Depositary’s corporate trust office, the Depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying Ordinary Shares to the investor. At the investor’s risk, expense and request, the Depositary will deliver deposited securities at its corporate trust office if feasible.

      The Depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing the Company’s transfer books or those of the Depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

      This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

      Voting Rights

      An investor may instruct the Depositary to vote the shares underlying its ADRs but only if the Company has asked the Depositary to request the investor’s instructions. Otherwise, an investor will not be able to exercise the right to vote unless the investor withdraws the shares from the deposit facility. However, an investor may not know about a proposed meeting sufficiently in advance to withdraw the shares. In connection with its listing on the New York Stock Exchange, if required by the Exchange, the Company will furnish to the Depositary a proxy form for purposes of voting at shareholder meetings. After receiving voting materials from the Company, the Depositary will, if the Company asks it to, notify the ADR holders of any shareholder meeting or solicitation of consents for proxies. This notice will describe the matters to be voted on and explain how such ADR holder may instruct the Depositary to exercise the voting rights for the Ordinary Shares which underlie the ADSs. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to English law and the provisions of the Company’s Articles, to vote or to have its agents vote the shares or other deposited securities as the ADR holder instructs. The Depositary will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with such ADR holder’s instructions or deemed instructions. If the Depositary does not receive instructions from such ADR holder on or before the specified date, the Depositary will deem that ADR holder to have instructed it to give a discretionary proxy to a person designated by the Company to vote such deposited securities except with respect to matters as to which the Company informs the Depositary that it does not wish a discretionary proxy to be given, substantial opposition exists, or the matter materially and adversely affects the rights of ADR holders.

Back to Contents

      However, the Company cannot assure each investor will receive voting materials in time for such investor to give the Depositary instructions to vote such investor’s shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions to vote the deposited securities, for example, if the instructions are not received in time to vote the amount of the deposited securities or if English or other applicable laws prohibit such voting. This means that an investor may not be able to vote in respect of the ordinary shares underlying the investor’s ADSs.

      Record Dates

      The Depositary may fix record dates for the determination of the ADR holders who will be:

•	entitled to receive a dividend, distribution or rights; or

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of Ordinary Shares or other deposited securities subject to the limitations discussed above,

      all subject to the provisions of the Deposit Agreement.

      Reports and Other Communications

      The Depositary will make available for inspection by ADR holders any reports and communications from the Company that are both received by the Depositary as a holder of deposited securities and made generally available by the Depositary to the holders of deposited securities. Upon the request of the Company, the Depositary will send to each investor copies of reports furnished by the Company to the custodian pursuant to the Deposit Agreement.

      Fees and Expenses

      ADR holders will be charged a fee for delivery of ADRs against the deposit of Ordinary Shares, including issuances of ADRs resulting from distributions of Ordinary Shares, rights and other property, and for the surrender of ADRs in exchange for deposited securities, including if the Deposit Agreement terminates. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. If the Depositary sells rights on behalf of an ADR holder, a fee will be deducted from the proceeds of the sale in an amount equal to the fee for delivery of ADRs that would have been charged had the ADR holder received and exercised the rights that were instead sold. If the Depositary sells shares in connection with a share distribution on behalf of an ADR holder, the Depositary will deduct from the net proceeds of any such sale a fee of $2.00 for each 100 ADSs (or any portion thereof) sold. ADR holders or persons depositing Ordinary Shares may also be charged the following expenses:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	charges of the Depositary in connection with the conversion of foreign currency into US dollars.

Back to Contents

      Payment of Taxes

      ADR holders must pay any tax or other governmental charge payable by the custodian or the Depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the Depositary may deduct the amount thereof from any cash distributions, or sell deposited securities and deduct the amount owing form the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to the ADR holder any proceeds, or send to the ADR holder any property, remaining after the Depositary has paid the taxes. Additionally, if any tax or governmental charge is unpaid, the Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the Depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled to them.

      Reclassifications, Recapitalizations and Mergers

      If the Company takes actions that affect the deposited securities, including any change in par value, split-up, consolidation or other reclassification of deposited securities or any recapitalization, reorganization, merger, consolidation, sale of assets or other similar action, then the Depositary may, and will if the Company asks it to:

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions; or

•	sell any securities or property received and distribute the proceeds as cash.

      Amendment and Termination

      The Company may agree with the Depositary to amend the Deposit Agreement and the ADSs without the ADR holder’s consent for any reason. ADR holders must be given at least three months’ notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges specifically payable by ADR holders under the Deposit Agreement), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs when an amendment has become effective such ADR holder is deemed to be bound by the ADRs and the agreement as amended.

      No amendment will impair the right of an ADR holder to surrender ADSs and receive the underlying securities except to comply with mandatory provisions of applicable law, if any.

      The Depositary will terminate the Deposit Agreement if the Company asks it to do so. The Depositary may also terminate the Deposit Agreement if the Depositary has told the Company that it would like to resign and the Company has not appointed a new depositary bank within 90 days. After termination, the Depositary’s only responsibility will be (i) to advise the ADR holders that the Deposit Agreement is terminated, (ii) to collect distributions on the deposited securities, (iii) to sell rights and other property, and (iv) to deliver shares and other deposited securities upon cancellation of the ADRs. At any time after the expiration of one year from the termination date, the Depositary may sell the deposited securities which remain and hold the net proceeds of such sales and any other cash it is holding under the Deposit Agreement, without liability for interest, for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making such sale, the Depositary shall have no obligations except to account for such proceeds and other cash. The Depositary will not be required to invest such proceeds or pay interest on them.

Back to Contents

      Limitations on Obligations and Liability to ADR holders

      The Deposit Agreement expressly limits the obligations and liability of the Depositary, the Company and their respective agents. Neither the Company nor the Depositary will be liable if:

•	law, regulation, the provisions of or governing any deposited securities, act of God, war, terrorism or other circumstance beyond its control shall prevent, delay, forbid or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provide shall be done or performed by it;

•	it exercises or fails to exercise discretion permitted under the Deposit Agreement or the ADR;

•	it performs its obligations specifically set forth in the Deposit Agreement without negligence or bad faith; or

•	it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information.

      In the Deposit Agreement, the Company agrees to indemnify The Bank of New York for acting as Depositary, except for losses caused by The Bank of New York’s own negligence or bad faith, and The Bank of New York agrees to indemnify the Company for losses resulting from the Depositary’s negligence or bad faith.

      The Depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

      The Depositary may own and deal in deposited securities and in ADSs.

      Disclosure of Interests

      The Company may request that ADR holders provide such information as it may request in a notice pursuant to the Companies Act. In addition, ADR holders must comply with the provisions of the Companies Act with regard to the notification to the Company of interests in the Company’s shares.

      Requirements for Depositary Actions

      Before the Depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charge and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, form time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

      The Depositary may refuse to deliver, transfer or register transfers of ADRs generally if the register for ADRs or any deposited securities is closed or at any time or if the Depositary or the Company thinks it advisable to do so.

Back to Contents

      Books of Depositary

      The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. ADR holders may inspect such records at the Depositary’s corporate trust office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.

      The Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time when the Depositary considers it expedient to do so.

      Pre-release of ADRs

      Unless requested by the Company to cease doing so, the Depositary may deliver ADRs prior to the deposit of Ordinary Shares with the custodian. This is called a pre-release of the ADRs. A pre-release is closed out as soon as the underlying Ordinary Shares (or other ADRs) are delivered to the Depositary. The Depositary may pre-release ADRs only if:

•	the Depositary has received collateral that will provide substantially similar liquidity and security of the pre-released ADRs;

•	the Depositary is able to close out the pre-release on not more than five business days’ notice; and

•	the person to whom the pre-release is being made represents, in writing, ownership of the underlying Ordinary Shares, assigns all rights in such shares to the Depositary and will not transfer or otherwise dispose of the shares except in satisfaction of the pre-release.

      In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

      The Depositary

      The Bank of New York, a “banking organization” within the meaning of the New York Banking Law, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

      Exchange Controls

      There are no restrictions on dividend payments to US citizens.

      Although there are currently no UK foreign exchange control restrictions on the payment of dividends on the Ordinary Shares or the ADSs, from time to time English law imposes restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries (each of the foregoing, a “Prohibited Person”).

      There are no restrictions under the articles of association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares. However, under current English law, Ordinary Shares or ADSs may not be owned by a Prohibited Person.

Back to Contents

      Taxation

      The following is a summary of material US federal income and UK tax consequences generally applicable to ownership by a beneficial owner of ADSs representing shares of the Company or of Ordinary Shares not in ADS form (i) that is resident in the United States and not resident in the United Kingdom for the purposes of the US/UK double taxation convention relating to income and capital gains (the "Income Tax Convention"), (ii) whose holding is not connected with a permanent establishment or fixed base in the UK through or from which the investor carries on or performs business activities or personal services, (iii) that is otherwise eligible for benefits under the Income Tax Convention with respect to income and gain from the Ordinary Shares or ADSs and (iv) that is a "US Holder". A "US Holder" is (a) a citizen or resident of the United States, (b) a corporation, or other entity taxable as a corporation, organized under the laws of the United States or any State, (c) an estate the income of which is subject to United States federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The summary is based on current US law (including the US Internal Revenue Code of 1986 as amended (the "US Internal Revenue Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), current UK law and Inland Revenue practice and the Income Tax Convention as of the date of this document and is subject to any changes occurring after that date in US law, UK law or UK Inland Revenue practice, and in any double taxation convention between the United States and the United Kingdom. In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary addresses only the tax position of a US Holder who holds Ordinary Shares or ADSs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Ordinary Shares or ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, life insurance companies, dealers in securities, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting shares of the Company, investors that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special roles. Holders of ADRs or Ordinary Shares should consult their own tax advisers as to the particular tax consequences to them of ownership of the ADSs or Ordinary Shares.

      For the purposes of the Income Tax Convention and the US Internal Revenue Code, US Holders of ADSs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the ADSs.

      Taxation of Dividends

      Under the Income Tax Convention, a US Holder who is a US resident individual or a US corporation (other than a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of the Company), is in principle (so long as the United Kingdom allows a tax credit in respect of dividends to individual UK resident shareholders) entitled to receive from the UK Inland Revenue, in addition to any dividend paid by the Company, an amount equal to the tax credit to which an individual resident in the United Kingdom would be entitled in respect of such dividend (the "tax credit") less a notional withholding tax of up to 15% of the sum of the cash dividend and the associated tax credit (the "gross dividend"). This notional withholding tax may not exceed the amount of die tax credit.

      The tax credit is equal to one-ninth of the dividend paid (or 10% of the gross dividend). As the notional withholding tax under the Income Tax Convention exceeds the tax credit, US Holders will not be entitled to a refund of the tax credit from the UK Inland Revenue.

Back to Contents

      Under the US federal income tax laws and subject to the passive foreign investment company ("PFIC") rules discussed below, US Holders will include in gross income the sum of the cash dividend and its associated tax credit, to the extent paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), as ordinary income when the dividend is received by the US Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from US corporations. The amount of the dividend includible in income of a US Holder will be the US dollar value of the gross dividend, determined at the spot UK pound/US dollar rate on the date such dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars at that time. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

      Subject to certain restrictions and limitations, the UK tax notionally withheld in accordance with the Income Tax Convention will be creditable against the US Holder's US federal income tax liability. For US foreign tax credit limitation purposes, the dividend will be income from sources without the United States that is treated as “passive income” (or in the case of certain holders, “financial services income”).

      On July 24, 2001, the United States of America and the United Kingdom signed a new double taxation convention (the “New Convention”) that, upon entering into force, will replace the Income Tax Convention. The New Convention will make a number of important changes. In particular, under the New Convention, US Holders will no longer be entitled to claim the tax credit from the UK Inland Revenue, and there will no longer be a notional withholding tax. Thus, as the United Kingdom does not otherwise impose withholding tax on dividends paid to US Holders, US Holders will include in income only the dividends received and will not have the benefit of any United States foreign tax credits with respect to such dividends. The New Convention will generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Convention enters into force. Other provisions of the New Convention will take effect on certain other dates after the New Convention enters into force. The rules of the Income Tax Convention will remain in effect until such effective dates. However, a US Holder will be entitled to elect to have the Income Tax Convention apply in its entirety for a period of twelve months after the effective dates of the New Convention.

      Taxation of Capital Gains

      Subject to the PFIC rules discussed below, a US Holder will upon the sale or exchange of an ADS or an Ordinary Share, recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder's tax basis determined in US dollars in the ADS or ordinary share. Such gain or loss generally will be long-term capital gain or loss if the ADS or Ordinary Share was held for more than one year and will be income or loss from sources within the United States for foreign tax credit limitation purposes. The long-term capital gain of a non-corporate US Holder is generally subject to a maximum rate of 200/0 in respect of property held for more than one year.

      US Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom will not be liable for UK tax on capital gains realized on the disposal of their ADSs or Ordinary Shares unless such ADSs or Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation and at the time the disposal is made such holder carries on a trade, profession or vocation in the United Kingdom through a branch. agency or permanent establishment (as defined in the Income Tax Convention), or if such ADSs or Ordinary Shares are used, held or acquired for the purpose of such branch, agency or permanent establishment (as defined in the Income Tax Convention).

Back to Contents

      A US Holder who is an individual may be regarded as UK resident for tax purposes if he is present in the United Kingdom for more than six months in any year. In addition special rules apply for individual US Holders temporarily non-resident in the United Kingdom.

      The surrender of ADSs in exchange for the deposited Ordinary Shares represented by the surrendered ADSs will not be a taxable event for US federal income tax purposes. For the purposes of UK capital gains tax, the ADSs and the interest in the underlying shares are treated as two distinct chargeable assets. A surrender of ADSs in exchange for the shares will not result in a change of ownership of the shares, but will be treated as a disposal of the distinct ADS asset. However, the UK Inland Revenue have indicated that normally there will not be a chargeable gain on such an event. Accordingly, US Holders should not be required to recognize any gain or loss for the purposes of UK tax on chargeable gains upon such surrender.

      PFIC Rules

      The Company believes that the Ordinary Shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is an annual factual determination and thus may be subject to change. If the Company were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares and ADSs, gain realized on the sale or other disposition of Ordinary Shares or ADSs would in general not be treated as capital gain. Instead, gain would be treated as if the US Holder had realized such gain rateably over the holding period for the Ordinary Shares or ADSs and, to the extent allocated to the first year in which the Company was a PFIC and subsequent years, would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Ordinary Shares or ADSs (generally, the excess of any distribution received on the Ordinary Shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period).

      Estate and Gift Tax

      UK inheritance tax (“IHT”) is a tax charged at death on the value of an individual's estate at death. It also applies to certain lifetime transfers (in particular to gifts made within seven years of death) and to property comprised in a trust or settlement. A domiciliary of the United States need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK property. The current estate and gift tax convention between the United States and the United Kingdom (the “Estate and Gift Tax Convention”) generally relieves from IHT the transfer of Ordinary Shares or ADRs where the beneficial owner thereof is domiciled for the purposes of the Estate and Gift Tax Convention in the United States, and is not a UK national. However, there are various exceptions to this rule. In particular, the exemption will not apply where (a) the ADSs or Ordinary Shares are part of the business property of a permanent establishment of the individual in the United Kingdom or (b) pertain to a fixed base situated in the United Kingdom of a person providing independent personal services.

      In the exceptional case where the ADSs or Ordinary Shares are subject both to IHT and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority roles set forth in that Convention.

Back to Contents

      UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

      The transfer of Ordinary Shares will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer Ordinary Shares will generally be subject to SDRT at 0.5% of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will usually be repaid or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

      No stamp duty or SDRT will generally arise on a transfer of Ordinary Shares into CREST, unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5% of the value of the consideration.

      A transfer of Ordinary Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5% of the value of the consideration.

      Stamp duty, or SDRT, is generally payable upon the transfer or issue of Ordinary Shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is 1.5% (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the Ordinary Shares.

      Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no stamp duty should be payable on the transfer of ADSs. An agreement to transfer ADSs will not give rise to a liability to SDRT.

Item 2.   Exhibits.

      Pursuant to the instructions as to Exhibits with respect to Form 8-A, since the Company has no other securities registered on the New York Stock Exchange, Inc., no exhibits are being filed with the US Securities and Exchange Commission in connection with this Registration Statement on Form 8-A.

Back to Contents

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 28, 2003		INTERCONTINENTAL HOTELS GROUP PLC

	By:	/s/ Richard Winter

		Name:	Richard Winter
		Title:	Company Secretary